Canabo Medical Inc. Announces Three New Clinic Openings in B.C. and Ontario

Vancouver, British Columbia--(Newsfile Corp. - November 30, 2017) - Canabo Medical Inc. (TSXV: CMM) ("Canabo" or the "Company") is pleased to announce the opening of three new partnership Canabo Medical Clinics. The clinics are located in British Columbia and Ontario at the following locations;

1.	Scott Road Medical Clinic, --7110 120 St #103, Surrey, BC.

2.	Wellmedica Medical Centers, --90 Resolution Dr, Brampton, ON.

3.	Wellmedica Medical Centers, --7600 Weston Rd, Woodbridge, ON.

(Please call 1-888-282-7763 for booking details)

Scott Road Medical Clinic

The Scott Road Medical Clinic is strategically located in Surrey, BC, one of the largest, most diverse and fastest growing cities in British Columbia. The clinic, staffed by a dedicated group of 4 physicians, will now integrate cannabinoid medicine into the medical services currently being offered.

Wellmedica Medical Centers

Wellmedica Medical Centres are well established within the greater Toronto Metropolitan Area including Brampton and Vaughan, ON. The Centers host a team of almost 40 physicians, including Specialist and Family physicians, who have selected to partner with Canabo as they enhance their rapidly expanding medical cannabis medical practice.

John Philpott, Canabo's Chief Executive Officer commented: "We are delighted to be partnering with these 3 clinics and their teams of dedicated professionals. Canabo now has 22 medical clinics operating from Newfoundland to British Columbia offering a host of services dedicated to evaluating the suitability of prescribing, and monitoring cannabinoid treatments for patients suffering from chronic pain and disabling illnesses."

About the Company

Canabo wholly owns and operates Cannabinoid Medical Clinics, or CMClinics, Canada's largest physician led referral-only clinics for medical cannabis. Established in 2014, Canabo now has 22 clinics across Canada, with additional locations planned to open in 2017 and 2018. Canabo operates referral-only medical clinics dedicated to evaluating the suitability of prescribing, and monitoring cannabinoid treatments for patients suffering from chronic pain and disabling illnesses. Clinics operated by Canabo are staffed by physicians and qualified health care practitioners specifically trained to assess patient suitability for cannabinoid treatment, recommend treatment regimes, and monitor treatment progress.

Forward Looking Statements

Except for historical information, this press release contains forward-looking statements, which reflect Canabo Medical Inc.'s current expectations regarding future events. These forward-looking statements involve known and unknown risks and uncertainties that could cause Canabo's actual results to differ materially from those statements. Those risks and uncertainties include, but are not limited to, the Company's ability to access capital, the successful and timely completion of opening clinics, regulatory changes, competition, approvals and other business and industry risks.

The forward-looking statements in this press release are also based on a number of assumptions which may prove to be incorrect. Forward-looking statements contained in this press release represent views only as of the date of this release and are presented for the purpose of assisting potential investors in understanding Canabo's business and may not be appropriate for other purposes. Canabo does not undertake to update forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf, except as required under applicable securities legislation. Investors are cautioned not to rely on these forward-looking statements and are encouraged to consult with a professional investment advisor.

Readers are cautioned that the foregoing list is not exhaustive. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

For further information, please contact:

Mr. John Philpott
Telephone: +1-902-442-0653
Email: media@cmclinic.ca
www.canabocorp.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.